Exhibit 99.3

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

Principal Amount: $[ ]	Issue Date: September 4, 2019

CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, NANO DIMENSION LTD., a corporation formed under the laws of the State of Israel (hereinafter called the “Borrower” or the “Company”), hereby promises to pay to the order of [_______________] or its registered assigns (the “Holder”) in the form of lawful money of the United States of America by March 4, 2021 (the “Maturity Date”), the sum of $[_______________] (the “Principal Amount”). This Note (including all Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of a series of Convertible Promissory Notes issued pursuant to that certain Securities Purchase Agreement, dated as of August 30, 2019 by and among the Borrower and the Buyers party thereto (the “Purchase Agreement”) on multiple Closing Dates (collectively, the “Notes” and such other Notes, the “Other Notes”).

This Note may not be prepaid in whole or in part except as otherwise explicitly set forth herein.

For purposes of clarity, all payments by the Company with respect to the Notes (whether principal, interest, or otherwise) shall be made on a pro rata basis, in accordance with the then outstanding principal balances of the Notes, such that no such payments shall be made on any other Notes unless a pro rata payment is also made with respect to this Note.

Any Principal Amount on this Note which is not paid when due shall bear interest at the rate of the lesser of (i) 18% per annum and (ii) the maximum amount permitted by law from the due date thereof until the same is paid (“Default Interest”).

All payments due hereunder (to the extent not converted into American Depositary Receives of the Borrower (“ADSs”) in accordance with the terms hereof) shall be made in lawful money of the United States of America.  All payments shall be made at such address as the Holder shall hereafter give to the Borrower by written notice made in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a business day, the same shall instead be due on the next succeeding day which is a business day and, in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date.

As used in this Note, the term “business day” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the city of New York, New York are authorized or required by law or executive order to remain closed.  Each capitalized term used herein, and not otherwise defined, shall have the meaning ascribed thereto in the Purchase Agreement.  As used herein, the term “Trading Day” means any day that ADSs are listed for trading or quotation on Nasdaq (as defined in the Purchase Agreement), the New York Stock Exchange or the NYSE American.

This Note is free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the Borrower and will not impose personal liability upon the holder thereof.

The following terms shall apply to this Note:

ARTICLE I. CONVERSION RIGHTS

1.1 Conversion Right.  The Holder shall have the right, at any time before the date of the payment in full of all outstanding Principal Amount under this Note (and any Default Amount (as defined below) related thereto), to convert all or a portion of the then outstanding unpaid Principal Amount of this Note plus any Default Interest into fully paid and non-assessable ADSs, as such ADSs exist on the Issue Date, or any shares of capital stock or other securities of the Borrower into which such ADSs shall hereafter be changed or reclassified, at the Conversion Price (as defined below) determined as provided herein (a “Conversion”).

Mandatory Conversion. Notwithstanding the Beneficial Ownership Limitation (as defined below), the principal balance of this Note shall automatically convert into ADSs upon the completion of the following events, as set forth below (each, a “Mandatory Conversion Event”): (i) in the event that the ten trading day daily volume weighted average price (“VWAP”) of the ADSs increases by at least 40% compared to the then-applicable Conversion Price, then 50% of the aggregate principal balance of this Note shall automatically convert into ADSs; and (ii) in the event that at any time while this Note is outstanding the ten trading day VWAP of the ADSs increases by at least 60% compared to the then-applicable Conversion price, then 100% of the aggregate principal balance of this Note shall automatically convert into ADSs, provided, however, that in each case, no Mandatory Conversion Event shall occur if (A) the daily volume of the Company’s ADSs on any day during the ten trading day VWAP period is less than $60,000 in value of ADSs or (B) the ADSs issuable upon conversion of this Note are not registered for resale pursuant to an effective registration statement or cannot be resold pursuant to Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended (the “1933 Act”) during each trading day of such ten trading day VWAP period.

The Company shall not effect any conversion of this Note, and a Holder shall not have the right to convert any portion of this Note, to the extent that after giving effect to the conversion set forth on the applicable Notice of Conversion, the Holder (together with the Holder’s Affiliates, and any Persons acting as a group together with the Holder or any of the Holder’s Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of ADSs beneficially owned by the Holder and its Affiliates shall include the number of ADSs issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of ADSs which are issuable upon (i) conversion of the remaining, unconverted principal amount of this Note beneficially owned by the Holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, the Other Notes or the Warrants) beneficially owned by the Holder or any of its Affiliates.  Except as set forth in the preceding sentence, for purposes of this Section beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder.  To the extent that the limitation contained in this Section applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates) and of which principal amount of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be the Holder’s determination of whether this Note may be converted (in relation to other securities owned by the Holder together with any Affiliates) and which principal amount of this Note is convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination.  In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder.   For purposes of this Section, in determining the number of outstanding Ordinary Shares, the Holder may rely on the number of outstanding Ordinary Shares as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the SEC, as the case may be, (ii) a more recent public announcement by the Company, or (iii) a more recent written notice by the Company or the Company’s transfer agent setting forth the number of Ordinary Shares outstanding.  Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding.  In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note and the Warrants, by the Holder or its Affiliates since the date as of which such number of outstanding Ordinary Shares was reported. The “Beneficial Ownership Limitation” shall not exceed 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of ADSs issuable upon conversion of this Note held by the Holder (and the Ordinary Shares represented by such ADSs).  The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of ADSs upon conversion of this Note held by the Holder and the Beneficial Ownership Limitation provisions of this Section shall continue to apply.  Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company.  The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Note.

The number of Conversion ADSs to be issued upon each conversion of this Note shall be determined by dividing the Conversion Amount (as defined below) by the applicable Conversion Price then in effect on the date specified in the notice of conversion, in the form attached hereto as Exhibit A (the “Notice of Conversion”), delivered to the Borrower by the Holder in accordance with Section 1.4 below; provided that the Notice of Conversion is submitted by facsimile or e-mail (or by other means resulting in, or reasonably expected to result in, notice) to the Borrower before 4:00 p.m., New York, New York time on such conversion date (the “Conversion Date”). The term “Conversion Amount” means, with respect to any conversion of this Note, the sum of (1) the Principal Amount of this Note to be converted in such conversion plus (2) at the Holder’s option, Default Interest, if any, on the amounts referred to in the immediately preceding clause (1).

1.2 Conversion Price.

(a) Calculation of Conversion Price. Except as set forth herein, the per ADS conversion price into which principal and Default Interest, if any, shall be convertible into ADSs hereunder as of a specific time shall be equal to the First Tranche Conversion Price, as such term is defined in the Purchase Agreement, in effect as of such time (the “Conversion Price”).

1.3 Authorized and Reserved Shares. The Borrower covenants that during the period the conversion right exists, the Borrower will reserve from its authorized and unissued Ordinary Shares a sufficient number of Ordinary Shares, free from preemptive rights, to provide for the issuance of a number of Conversion ADSs equal to the product of (i) the number of Conversion ADSs issuable upon the full conversion of all Notes (assuming no payment of principal or Default Interest, if any) multiplied by (ii) one hundred fifty percent (150%) (the “Reserved Amount”).  In the event that the Borrower shall be unable to reserve the entirety of the Reserved Amount (the “Reserve Amount Failure”), the Borrower shall promptly take all actions necessary to increase its authorized share capital to accommodate the Reserved Amount (the “Authorized Share Increase”), including without limitation, all Board actions and approvals and promptly (but no more than 60 business days following the Reserve Amount Failure) to seek approval of the Authorized Share Increase via the solicitation of proxies.  The Borrower represents that upon issuance in accordance with the terms hereof, the Conversion ADSs will be duly and validly issued, fully paid and non-assessable. In addition, if the Borrower shall issue any securities or make any change to its capital structure which would change the number of Conversion ADSs into which this Note shall be convertible at the then current Conversion Price, the Borrower shall at the same time make proper provision so that thereafter there shall be a sufficient number of Ordinary Shares authorized and reserved, free from preemptive rights, for conversion of this Note. The Borrower agrees that its issuance of this Note shall constitute full authority to its officers and agents who are charged with the duty of executing ADS certificates or cause the Company to electronically issue ADSs to execute and issue the necessary certificates for the Conversion ADSs or cause the Conversion ADSs to be issued as contemplated by Section 1.4(f) hereof in accordance with the terms and conditions of this Note.  If, at any time the Borrower does not maintain the Reserved Amount it will be considered an Event of Default under this Note.

1.4 Method of Conversion.

(a) Mechanics of Conversion.  This Note may be converted by the Holder in whole or in part, on any Trading Day, at any time from time to time, by submitting to the Borrower a Notice of Conversion (by facsimile, e-mail or other reasonable means of communication dispatched on the Conversion Date prior to 4:00 p.m., New York, New York time). Any Notice of Conversion submitted after 4:00 p.m., New York, New York time, shall be deemed to have been delivered and received on the next Trading Day.

(b) Surrender of Note Upon Conversion. Notwithstanding anything to the contrary set forth herein, upon conversion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Borrower unless the entire unpaid Principal Amount of this Note is so converted. The Holder and the Borrower shall maintain records showing the Principal Amount so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Borrower, so as not to require physical surrender of this Note upon each such conversion.  However, the Holder will be required to provide the Notice of Conversion (Exhibit A) in such instance. In the event of any dispute or discrepancy, such records of the Borrower shall, prima facie, be controlling and determinative in the absence of manifest error. Notwithstanding the foregoing, if any portion of this Note is converted as aforesaid, the Holder may not transfer this Note unless the Holder first physically surrenders this Note to the Borrower, whereupon the Borrower will forthwith issue and deliver upon the order of the Holder a new Note of like tenor, registered as the Holder (upon payment by the Holder of any applicable transfer taxes) may request, representing in the aggregate the remaining unpaid Principal Amount of this Note. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted Principal Amount of this Note represented by this Note may be less than the amount stated on the face hereof.

(c) Payment of Taxes. The Borrower shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of ADSs or other securities or property on conversion of this Note in a name other than that of the Holder (or in street name), and the Borrower shall not be required to issue or deliver any such ADSs or other securities or property unless and until the person or persons (other than the Holder or the custodian in whose street name such ADSs are to be held for the Holder’s account) requesting the issuance thereof shall have paid to the Borrower the amount of any such tax or shall have established to the satisfaction of the Borrower that such tax has been paid.

(d) Delivery of ADSs Upon Conversion. Upon receipt by the Borrower from the Holder of a facsimile transmission or e-mail (or other reasonable means of communication) and a phone confirmation to an officer of the Company of a Notice of Conversion meeting the requirements for conversion as provided in this Section 1.4, or upon a Mandatory Conversion Event, the Borrower shall issue and deliver or cause to be issued and delivered to or upon the order of the Holder certificates for the Conversion ADSs (or cause the electronic delivery of the Conversion ADSs as contemplated by Section 1.4(f) hereof) within three (3) Trading Days after such receipt (the “Deadline”) (and, solely in the case of conversion of the entire unpaid principal amount (and any Default Amount) hereof, surrender of this Note). If the Company shall fail for any reason or for no reason to issue to the Holder on or prior to the Deadline a certificate for the number of Conversion ADSs or to which the Holder is entitled hereunder and register such Conversion ADSs on the Company’s share register or to credit the Holder’s balance account with DTC for such number of Conversion ADSs to which the Holder is entitled upon the Holder’s conversion of this Note (a “Conversion Failure”), then the Company shall pay in cash or in ADSs at the Company’s option to the Holder on each Trading Day after the Deadline and during such Conversion Failure an amount equal to 1.0% of the value of converted amount priced at the closing sale price of the ADSs at the Deadline (increasing to 2.0% per Trading Day on the fifth (5th) Trading Day after such liquidated damages begin to accrue).

(e) Obligation of Borrower to Deliver ADSs. Upon receipt by the Borrower of a Notice of Conversion, or upon a Mandatory Conversion Event, the Holder shall be deemed to be the holder of record of the Conversion ADSs issuable upon such conversion, the outstanding Principal Amount shall be reduced to reflect such conversion, and, unless the Borrower defaults on its obligations under this Article I, all rights with respect to the portion of this Note being so converted shall forthwith terminate except the right to receive the ADSs or other securities, cash or other assets, as herein provided, on such conversion. If the Holder shall have given a Notice of Conversion as provided herein, or upon a Mandatory Conversion Event, the Borrower’s obligation to issue and deliver the certificates for the Conversion ADSs (or cause the electronic delivery of the Conversion ADSs as contemplated by Section 1.4(f) hereof) shall be absolute and unconditional, irrespective of the absence of any action by the Holder to enforce the same, any waiver or consent with respect to any provision thereof, the recovery of any judgment against any person or any action to enforce the same, any failure or delay in the enforcement of any other obligation of the Borrower to the holder of record, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder of any obligation to the Borrower, and irrespective of any other circumstance which might otherwise limit such obligation of the Borrower to the Holder in connection with such conversion. The Conversion Date specified in the Notice of Conversion shall be the Conversion Date so long as the Notice of Conversion is received by the Borrower before 6:00 p.m., New York, New York time, on such date.

(f) Delivery of Conversion ADSs by Electronic Transfer. In lieu of delivering physical certificates representing the Conversion ADSs issuable upon conversion hereof, provided the Borrower is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, upon request of the Holder and its compliance with the provisions contained in Section 1.1 and in this Section 1.4, the Borrower shall use its best efforts to cause the Depositary (as defined in the Purchase Agreement) to electronically transmit the Conversion ADSs issuable upon conversion hereof to the Holder by crediting the account of Holder’s Prime Broker with DTC through its Deposit Withdrawal Agent Commission system.

1.5 Concerning the ADSs. The Conversion ADSs issuable upon conversion of this Note may not be sold or transferred unless (a) such ADSs are sold pursuant to an effective registration statement under the 1933 Act, (b) the Holder shall have delivered to the Company, at the cost of the Company, an opinion of counsel that shall be in form, substance and scope customary for opinions of counsel in comparable transactions to the effect that the ADSs to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, which opinion shall be reasonably acceptable to the Company, or (c)  the ADSs are sold pursuant to Rule 144.  Except as otherwise provided in the Purchase Agreement (and subject to the removal provisions set forth below), until such time as the Conversion ADSs have been registered under the 1933 Act or otherwise may be sold pursuant to Rule 144 without any restriction as to the number of securities as of a particular date that can then be immediately sold, each certificate for the Conversion ADSs that has not been so included in an effective registration statement or that has not been sold pursuant to an effective registration statement or an exemption that permits removal of the legend, shall bear a legend substantially in the following form, as appropriate:

“NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

The legend set forth above shall be removed and the Company shall issue to the Holder a certificate for the applicable Conversion ADSs without such legend upon which it is stamped or (as requested by the Holder) issue the applicable Conversion ADSs by electronic delivery by crediting the account of such holder’s broker with DTC, if, unless otherwise required by applicable state securities laws, (a) such Conversion ADSs are registered for sale under an effective registration statement filed under the 1933 Act or otherwise may be sold pursuant to Rule 144 without any restriction as to the number of securities as of a particular date that can then be immediately sold, or (b) the Company or the Holder provides an opinion of counsel to the effect that a public sale or transfer of such Conversion ADSs may be made without registration under the 1933 Act, which opinion shall be accepted by the Company so that the sale or transfer is effected.  The Company shall be responsible for the fees of its transfer agent and all DTC fees associated with any such issuance.  The Holder agrees to sell all Conversion ADSs, including those represented by a certificate(s) from which the legend has been removed, in compliance with applicable prospectus delivery requirements, if any.  In the event that the Company does not reasonably accept the opinion of counsel provided by the Holder with respect to the transfer of Conversion ADSs pursuant to an exemption from registration, such as Rule 144, Rule 144A or Regulation S, at the Deadline, notwithstanding that the conditions of Rule 144, Rule 144A or Regulation S, as applicable, have been met, it will be considered an Event of Default under this Note.

1.6 Effect of Certain Events.

(a) Effect of Acquisition in Cash. In the event of a cash sale, conveyance or disposition of all or substantially all of the assets of the Borrower, or the consolidation, merger or other business combination of the Borrower with or into any other Person (as defined below) or Persons when the Borrower is not the survivor, the Borrower has the obligation to repay an amount equal to the sum of (i) one hundred thirty-five percent (135%) of the outstanding Principal Amount, plus (ii) all accrued but unpaid interest under the Note. “Person” shall mean any individual, corporation, limited liability company, partnership, association, trust or other entity or organization.

(b) Adjustment Due to Merger, Consolidation, Etc. If, at any time when this Note is issued and outstanding and prior to conversion of all of this Note, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which ADSs of the Borrower shall be changed into the same or a different number of ADSs of another class or classes of stock or securities of the Borrower or another entity, or in case of any sale or conveyance of all or substantially all of the assets of the Borrower other than in connection with a plan of complete liquidation of the Borrower, then the Holder of this Note shall thereafter have the right to receive upon conversion of this Note, upon the basis and upon the terms and conditions specified herein and in lieu of the ADSs immediately theretofore issuable upon conversion, such stock, securities or assets which the Holder would have been entitled to receive in such transaction had this Note been converted in full immediately prior to such transaction (without regard to any limitations on conversion set forth herein), and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Conversion Price and of the number of ADSs issuable upon conversion of the Note) shall thereafter be applicable, as nearly as may be practicable in relation to any securities or assets thereafter deliverable upon the conversion hereof. The Borrower shall not affect any transaction described in this Section 1.6(b) unless (a) it first gives, to the extent practicable, at least thirty (30) days prior written notice (but in any event at least fifteen (15) days prior written notice) of the record date of the special meeting of shareholders to approve, or if there is no such record date, the consummation of, such merger, consolidation, exchange of shares, recapitalization, reorganization or other similar event or sale of assets (during which time the Holder shall be entitled to convert this Note) and (b) the resulting successor or acquiring entity (if not the Borrower) assumes by written instrument the obligations of this Section 1.6(b). The above provisions shall similarly apply to successive consolidations, mergers, sales, transfers or share exchanges.

(c) Adjustment Due to Distribution. If the Borrower shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of ADSs as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to the Borrower’s shareholders in cash or securities (or rights to acquire securities) of capital stock of a Subsidiary (i.e., a spin-off)) (a “Distribution”), then the Holder of this Note shall be entitled, upon any conversion of this Note after the date of record for determining shareholders entitled to such Distribution, to receive the amount of such assets which would have been payable to the Holder with respect to the ADSs issuable upon such conversion had such Holder been the holder of such ADSs on the record date for the determination of shareholders entitled to such Distribution.

(d) Purchase Rights. If, at any time when all or any portion of this Note is issued and outstanding, the Borrower issues any convertible securities or rights to purchase ADSs, stock, warrants, securities or other property (the “Purchase Rights”) pro rata to the record holders of ADSs, then the Holder of this Note will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of ADSs acquirable upon complete conversion of this Note (without regard to any limitations on conversion contained herein) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights or, if no such record is taken, the date as of which the record holders of ADSs are to be determined for the grant, issue or sale of such Purchase Rights.

(e) Notice of Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price as a result of the events described in this Section 1.6, the Borrower, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Borrower shall, upon the written request at any time of the Holder, furnish to such Holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Price at the time in effect and (iii) the number of ADSs and the amount, if any, of other securities or property which at the time would be received upon conversion of the Note.

1.7  Trading Market Limitations. In no event shall Borrower issue, upon conversion of or otherwise pursuant to this Note, Other Notes, and upon exercise of the Warrants, more than the maximum number of ADSs that would cause any one Holder (together with its affiliates) to beneficially own in excess of 24.99% of the total shares outstanding on the applicable Closing Date (as defined in the Purchase Agreement), subject to equitable adjustment from time to time for stock splits, stock dividends, combinations, capital reorganizations and similar events relating to the ADSs occurring after the date hereof.

1.8 Status as Holder. Upon submission of a Notice of Conversion by a Holder, (i) the Conversion ADSs covered thereby (other than the Conversion ADSs, if any, which cannot be issued because their issuance would exceed such Holder’s allocated portion of the Reserved Amount) shall be deemed converted into ADSs and (ii) the Holder’s rights as a Holder of such converted portion of this Note shall cease and terminate, excepting only the right to receive certificates for such ADSs and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Borrower to comply with the terms of this Note. Notwithstanding the foregoing, if a Holder has not received certificates for all ADSs prior to the tenth (10th) business day after the expiration of the Deadline with respect to a conversion of any portion of this Note for any reason, then (unless the Holder otherwise elects to retain its status as a holder of ADSs by so notifying the Borrower) the Holder shall regain the rights of a Holder of this Note with respect to such unconverted portions of this Note and the Borrower shall, as soon as practicable, return such unconverted Note to the Holder or, if the Note has not been surrendered, adjust its records to reflect that such portion of this Note has not been converted. In all cases, the Holder shall retain all of its rights and remedies for the Borrower’s failure to convert this Note.

ARTICLE II. CERTAIN COVENANTS

2.1 Distributions on Securities.  So long as the Borrower shall have any obligation under this Note, the Borrower shall not without the written consent of a majority in interest of the Holders (a) pay, declare or set apart for such payment, any dividend or other distribution (whether in cash, property or other securities) on shares of capital stock other than dividends on Ordinary Shares or ADSs solely in the form of additional Ordinary Shares or ADSs or (b) directly or indirectly or through any Subsidiary make any other payment or distribution in respect of its capital stock except for distributions pursuant to any shareholders’ rights plan which is approved by a majority of the Borrower’s disinterested directors.

2.2 Restriction on Stock Repurchases. So long as the Borrower shall have any obligation under this Note, the Borrower shall not, without the written consent of a majority in interest of the Holders, redeem, repurchase or otherwise acquire (whether for cash or in exchange for property or other securities or otherwise) in any one transaction or series of related transactions any shares of capital stock of the Borrower or any warrants, rights or options to purchase or acquire any such shares.

2.3 Advances and Loans. So long as the Borrower shall have any obligation under this Note, the Borrower shall not, without the written consent of a majority in interest of the Holders, lend money, give credit or make advances to officers, directors, or employees.

2.4 Preservation of Business and Existence, etc. So long as the Borrower shall have any obligation under this Note, the Borrower shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries (other than dormant Subsidiaries that have no or minimum assets) to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

2.5 Noncircumvention.  The Borrower hereby covenants and agrees that the Borrower will not, by amendment of its Articles of Association or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all the provisions of this Note and take all action as may be required to protect the rights of the Holder.

2.6 Lost, Stolen or Mutilated Note. Upon receipt by the Borrower of evidence reasonably satisfactory to the Borrower of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Borrower in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Borrower shall execute and deliver to the Holder a new Note.

2.7 Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) shall be senior to all other Indebtedness of the Borrower and its Subsidiaries (other than Permitted Indebtedness). “Indebtedness” means, as to any Person, without duplication (A) all obligations for borrowed money, (B) all obligations representing the deferred purchase price of property or services (other than trade payables and accounts payable arising in the ordinary course of business, and amounts payable under government grants for research and development and sales and marketing activities), (C) all reimbursement or payment obligations with respect to the face amount of letters of credit, surety bonds and other similar instruments, (D) all indebtedness evidenced by notes, bonds, debentures or similar instruments, including indebtedness so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations owing under any leasing or similar arrangement which, in connection with IFRS, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any person, even though the person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above. “Contingent Obligation” means, as to any person, any direct or indirect liability, contingent or otherwise, of that person with respect to any Indebtedness, lease, dividend or other obligation of another person if the primary purpose or intent of the person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

2.8 Incurrence of Indebtedness. The Borrower shall not, and the Borrower shall cause each of its Subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness (other than (i) the Indebtedness evidenced by this Note and the Other Notes and (ii) other Permitted Indebtedness). “Permitted Indebtedness” means (i) Indebtedness evidenced by this Note and the Other Notes, (ii) Indebtedness secured by Permitted Liens or unsecured but as described in clauses (iv) and (v) of the definition of Permitted Liens and (iii) any Indebtedness of the Borrower or its Subsidiaries that is incurred in the ordinary course of business, provided, however, that the sum of outstanding principal and available borrowings pursuant to the Indebtedness described in this clause (iii), in the aggregate, for any given time shall not exceed the sum of (A) 70% of the aggregate amount of all accounts receivable of the Borrower and its Subsidiaries then outstanding and (B) 70% of the value of inventory of the Borrower and its Subsidiaries as of such given time, in each case as determined in accordance with IFRS, consistently applied in accordance with past practices.

2.9 Existence of Liens. The Borrower shall not, and the Borrower shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Borrower or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens. “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with IFRS, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment acquired or held by the Borrower or any of its Subsidiaries to secure the purchase price of such equipment or Indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that (x) the Lien is confined solely to the equipment so acquired and improvements thereon, and (y) the proceeds of such equipment, in either case, with respect to Indebtedness in an aggregate amount not to exceed $1,000,000 (such Indebtedness, the “Purchase Money Indebtedness”) and (z) the maturity date of such Indebtedness is at least ninety-one (91) calendar days after the Maturity Date, (v) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by Liens of the type described in clause (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, (vii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default hereunder, (viii) pledges or deposits securing obligations under worker’s compensation, unemployment insurance, social security or public liability laws or similar legislation; (ix) pledges or deposits securing bids, tenders, contracts (other than contracts for the payment of money) or leases made in the ordinary course of business; (x) deposits securing public or statutory obligations; (xi) deposits of money securing, or in lieu of, surety, appeal or customs bonds in proceedings; (xii)  zoning restrictions, easements, licenses, or other restrictions on the use of real property or other minor irregularities in title (including leasehold title) thereto, so long as the same do not materially impair the use, value, or marketability of such real estate; and (xiii) Liens with respect to the Permitted Indebtedness.

2.10 Restricted Payments. The Borrower shall not, and the Borrower shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Notes or Permitted Indebtedness) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, (i) an event constituting an Event of Default has occurred and is continuing or (ii) an event that with the passage of time and without being cured would constitute an Event of Default has occurred and is continuing or (iii) at any time the Borrower is (or is reasonably likely to become in any 91 day period, in the reasonable judgment of the Holder) insolvent.

ARTICLE III. EVENTS OF DEFAULT

It shall be considered an event of default if any of the following events listed in this Article III (each, an “Event of Default”) shall occur; provided, however, that, with respect to any default under Sections 3.1, 3.2, 3.3 and 3.4, the Borrower shall have five (5) business days to cure such Event of Default:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay the principal hereof or Default Interest, if any, thereon when due on this Note, whether at maturity, upon acceleration or otherwise.

3.2 Conversion and the ADSs. The Borrower (i) fails to issue Conversion ADSs to the Holder (or announces or threatens in writing that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Note, (ii) fails to transfer or cause its registrar or Depositary, as applicable, to transfer (issue) (electronically or in certificated form) any certificate for the Conversion ADSs issuable to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note, or (iii) the Borrower directs its transfer agent or Depositary, as applicable, not to transfer or delays, impairs, and/or hinders its transfer agent or Depositary, as applicable, in transferring (or issuing) (electronically or in certificated form) any certificate for the Conversion ADSs issuable to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note, or fails to remove (or directs its transfer agent not to remove or impairs, delays, and/or hinders its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any Conversion ADSs issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note (or makes any written announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any written announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for three (3) business days after the Holder shall have delivered a Notice of Conversion. It is an obligation of the Borrower to remain current in its obligations to its transfer agent and the Depositary. It shall be an event of default of this Note if a conversion of this Note is delayed, hindered or frustrated due to a balance owed by the Borrower to its transfer agent or the Depositary. If at the option of the Holder, the Holder advances any funds to the Borrower’s transfer agent or Depositary in order to process a conversion, such advanced funds shall be paid by the Borrower to the Holder within forty-eight (48) hours of a demand from the Holder.

3.3 Breach of Agreements and Covenants. The Borrower breaches any material agreement, covenant or other material term or condition contained in the Purchase Agreement, this Note, the Warrants described in the Purchase Agreement or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith or therewith.

3.4 Breach of Representations and Warranties. Any representation or warranty of the Borrower made in the Purchase Agreement, this Note, the Warrants described in the Purchase Agreement or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith or therewith shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Note or the Purchase Agreement.

3.5 Receiver or Trustee. The Borrower or any Subsidiary of the Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

3.6 Judgments. Any money judgment, writ or similar process shall be entered or filed against the Borrower or any Subsidiary of the Borrower or any of its property or other assets for more than $100,000, and shall remain un-vacated, un-bonded or un-stayed for a period of twenty (20) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld.

3.7 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any Subsidiary of the Borrower.

3.8 Delisting of ADSs. The Borrower shall fail to maintain the listing of the ADSs on at least one of the OTC Markets or any level of the Nasdaq Stock Market or the New York Stock Exchange (including the NYSE MKT).

3.9 Failure to Comply with the 1933 and 1934 Act. The Borrower shall fail to comply in any material respect with the reporting requirements of the 1934 Act and/or the Borrower shall cease to be subject to the reporting requirements of the 1934 Act.   In particular, the Borrower must file with the Commission any required reports under Section 13 or 15(d) of the 1934 Act such that it remains in compliance with Rule 144(c)(1) the 1933 Act (or Rule 144(i)(2) of, if applicable).

3.10 Liquidation. Any dissolution, liquidation, or winding up of Borrower or any substantial portion of its business.

3.11 Cessation of Operations. Any cessation of operations by Borrower or Borrower admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Borrower’s ability to continue as a “going concern” shall not be an admission that the Borrower cannot pay its debts as they become due.

3.12 Maintenance of Assets. The failure by Borrower to maintain any material intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether now or in the future).

3.13 Financial Statement Restatement. The restatement of any financial statements filed by the Borrower with the SEC for any date or period from two (2) years prior to the Issue Date of this Note and until this Note is no longer outstanding, if the result of such restatement would, by comparison to the unrestated financial statements, have constituted a material adverse effect on the rights of the Holder with respect to this Note or the Purchase Agreement.

3.14 Reverse Splits. The Borrower effectuates a reverse split of its ADSs without fifteen (10) days prior written notice to the Holder.

3.15 DTC “Chill”. The DTC places a “chill” for over 30 business days (i.e. a restriction placed by DTC on one or more of DTC’s services, such as limiting a DTC participant’s ability to make a deposit or withdrawal of the security at DTC) on any of the Borrower’s securities.

3.16 Illegality. Any court of competent jurisdiction issues an order declaring this Note, the Purchase Agreement or any provision hereunder or thereunder to be illegal.

3.17 Share Reservation. The Borrower shall fail to maintain sufficient reserved Ordinary Shares equal to or greater than the Reserved Amount pursuant to Section 1.3 and such failure is not cured within 60 business days.

3.18 Other Indebtedness. (i) There shall occur any redemption of, or acceleration prior to maturity of, at least $2,000,000 of Indebtedness in the aggregate, of the Borrower or any of its Subsidiaries, other than with respect to any Other Notes, or (ii) the Borrower and/or any Subsidiary, individually or in the aggregate, either fails to pay, when due, or within any applicable waiver or grace period, any payment with respect to any Indebtedness in excess of $2,000,000, in the aggregate, due to any third party (other than, with respect to unsecured Indebtedness only, payments contested by the Borrower and/or such Subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with IFRS).

3.19 Default Notice.  Subject to applicable cure periods, upon the occurrence and during the continuation of any Event of Default specified in this Article III, exercisable through the delivery of written notice to the Borrower by the Holder (the “Default Notice”) (provided, however, that no Default Notice need be provided by the Holder in the case of the Events of Default specified in Sections 3.5, 3.6, 3.11, 3.12, 3.14 or 3.18 above), this Note shall become immediately due and payable and the Borrower shall pay to the Holder, in full satisfaction of its obligations hereunder, an amount (the “Default Amount”) equal to the Principal Amount then outstanding plus any Default Interest through the date of full repayment multiplied by 150%.  For purposes of payments in ADSs, the conversion formula set forth in Section 1.2 shall apply and the ten (10) consecutive Trading Day pricing period referenced in such section shall be the ten (10) Trading Days immediately prior to the later of the Event of Default or the end of the applicable cure period.  Upon an uncured Event of Default, all amounts payable hereunder shall immediately become due and payable, all without demand, presentment or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, legal fees and expenses, of collection, and the Holder shall be entitled to exercise all other rights and remedies available at law or in equity.

ARTICLE IV. MISCELLANEOUS

4.1 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies of the Holder existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2 Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, e-mail or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by e-mail or facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Borrower, to:

Nano Dimension Ltd.

2 Ilan Ramon

Science Park Ness-Ziona 7403635

Attention: Yael Sandler, Chief Financial Officer

Fax No: 972.73.750.9421

Email: yael@nano-di.com

With a copy to (which copy shall not constitute notice):

Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

1633 Broadway

New York, NY 10019

Attention: Oded Har-Even, Esq.

Fax No: 212.660.3001

Email: ohareven@zag-sw.com

If to the Holder:

To the address set forth on the signature page to the Purchase Agreement.

4.3 Amendments; Waiver. This Note and any provision hereof may only be amended or waived by an instrument in writing signed by the Borrower and the Requisite Holders. The term “Note” and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4 Assignability. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to be the benefit of the Holder and its successors and assigns. Each transferee of this Note must be an “Accredited Investor” (as defined in the Purchase Agreement). Notwithstanding anything in this Note to the contrary, this Note may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

4.5 Cost of Collection. If default is made in the payment of this Note, the Borrower shall pay the Holder hereof costs of collection, including reasonable attorneys’ fees.

4.6 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Note shall be brought only in the state courts of New York or in the federal courts located in the state and county of New York. The Company and the Holder hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens.  THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVE ANY RIGHT THEY MAY HAVE, AND AGREE NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs. In the event that any provision of Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note.  The Company and the Holder hereby irrevocably waive personal service of process and consent to process being served in any suit, action or proceeding in connection with this Note by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agree that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

4.7 Certain Amounts. Whenever pursuant to this Note the Borrower is required to pay an amount in excess of the outstanding Principal Amount (or the portion thereof required to be paid at that time) plus Default Interest, the Borrower and the Holder agree that the actual damages to the Holder from the receipt of cash payment on this Note may be difficult to determine and the amount to be so paid by the Borrower represents stipulated damages and not a penalty and is intended to compensate the Holder in part for loss of the opportunity to convert this Note and to earn a return from the sale of ADSs acquired upon conversion of this Note at a price in excess of the price paid for such ADSs pursuant to this Note. The Borrower and the Holder hereby agree that such amount of stipulated damages is not plainly disproportionate to the possible loss to the Holder from the receipt of a cash payment without the opportunity to convert this Note into ADSs.

4.8 Purchase Agreement. The Company and the Holder shall be bound by the applicable terms of the Purchase Agreement and the documents entered into in connection herewith and therewith.

4.9 Rights as a Holder of ADSs. Except as otherwise provided below, the Holder of this Note shall have no rights as a Holder of ADSs unless and only to the extent that it converts this Note into ADSs.   In the event of any taking by the Borrower of a record of its shareholders for the purpose of determining shareholders who are entitled to receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire (including by way of merger, consolidation, reclassification or recapitalization) any share of any class or any other securities or property, or to receive any other right, or for the purpose of determining shareholders who are entitled to vote in connection with any Change in Control or any proposed liquidation, dissolution or winding up of the Borrower, the Borrower shall mail a notice to the Holder, at least twenty (20) days prior to the record date specified therein (or thirty (30) days prior to the consummation of the transaction or event, whichever is earlier), of the date on which any such record is to be taken for the purpose of such dividend, distribution, right or other event, and a brief statement regarding the amount and character of such dividend, distribution, right or other event to the extent known at such time.

4.10 Remedies. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Borrower acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Borrower of the provisions of this Note, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

4.11 Construction; Headings. This Note shall be deemed to be jointly drafted by the Company and all the Holders and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

[Signature Page Follows]

IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by its duly authorized officer this 4th day of September, 2019.

NANO DIMENSION LTD.

By:
Name: Amit Dror
Title: Chief Executive Officer

EXHIBIT A -- NOTICE OF CONVERSION

The undersigned hereby elects to convert $______________ principal amount of the Note (defined below) into that number of American Depositary Shares to be issued pursuant to the conversion of the Note (“ADSs”) as set forth below, of NANO DIMENSION LTD., a corporation formed under the laws of the State of Israel (the “Borrower”) according to the conditions of the Convertible Promissory Note of the Borrower dated as of September 4, 2019 (the “Note”), as of the date written below.

Box Checked as to applicable instructions:

☐	The Borrower shall cause its Depositary to electronically transmit the ADSs issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee with DTC through its Deposit Withdrawal Agent Commission system (“DWAC Transfer”).

Name of DTC Prime Broker:
Account Number:

☐	The undersigned hereby requests that the Borrower issue a certificate or certificates for the number of ADSs set forth below (which numbers are based on the Holder’s calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

mailto:

Date of Conversion:
Applicable Conversion Price:	$
Number of ADSs to be Issued Pursuant to Conversion of the Note:
Amount of Principal Balance Due remaining Under the Note after this conversion:

By:
Name:
Title:
Date:

15